UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_____________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

HOUGHTON MIFFLIN HARCOURT COMPANY
(Name of Issuer)

Common Stock, par value $0.01 per share
 (Title of Class of Securities)

44157R109
 (CUSIP Number)

Anchorage Capital Group, L.L.C.
610 Broadway
6th Floor
New York, NY 10012
Tel: 212-432-4650
Attention: David Young
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 16, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 44157R109	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ANCHORAGE CAPITAL GROUP, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
20,511,494(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
20,511,494 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,511,494 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.2%(2)

14	TYPE OF REPORTING PERSON
OO, IA

_______________________________
(1)  This amount includes 423,604 Shares that the Reporting Person can acquire upon exercise of  211,802 warrants.

(2)  Calculation is based upon 134,723,563 Shares outstanding, which is the sum of the 134,299,959 Shares outstanding as of October 30, 2015, as reported by the Issuer in its quarterly report on Form 10-Q filed November 5, 2015, and the 423,604 Shares that the Reporting Person can acquire upon exercise of warrants.

Page 2 of 11 Pages

CUSIP No. 44157R109	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
20,511,494 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
20,511,494 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,511,494 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.2%(2)

14	TYPE OF REPORTING PERSON
OO, HC

___________________________
(1)  This amount includes 423,604 Shares that the Reporting Person can acquire upon exercise of 211,802 warrants.

(2)  Calculation is based upon 134,723,563 Shares outstanding, which is the sum of the 134,299,959 Shares outstanding as of October 30, 2015, as reported by the Issuer in its quarterly report on Form 10-Q filed November 5, 2015, and the 423,604 Shares that the Reporting Person can acquire upon exercise of warrants.

Page 3 of 11 Pages

CUSIP No. 44157R109	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
KEVIN M. ULRICH

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
20,511,494 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
20,511,494 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,511,494 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.2%(2)

14	TYPE OF REPORTING PERSON
IN, HC

_______________________________
(1)  This amount includes 423,604 Shares that the Reporting Person can acquire upon exercise of 211,802 warrants.

(2)  Calculation is based upon 134,723,563 Shares outstanding, which is the sum of the 134,299,959 Shares outstanding as of October 30, 2015, as reported by the Issuer in its quarterly report on Form 10-Q filed November 5, 2015, and the 423,604 Shares that the Reporting Person can acquire upon exercise of warrants.

Page 4 of 11 Pages

CUSIP No. 44157R109	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ANCHORAGE CAPITAL MASTER OFFSHORE, LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
19,746,222(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
19,746,222(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,746,222(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.7%(2)

14	TYPE OF REPORTING PERSON
OO

_______________________________
(1)  This amount includes 415,392 Shares that the Reporting Person can acquire upon exercise of 207,696 warrants.

(2)  Calculation is based upon 134,715,351 Shares outstanding, which is the sum of the 134,299,959 Shares outstanding as of October 30, 2015, as reported by the Issuer in its quarterly report on Form 10-Q filed November 5, 2015, and the 415,392 Shares that the Reporting Person can acquire upon exercise of warrants.
Page 5 of 11 Pages

SCHEDULE 13D

Item 1.	Security and Issuer

This Schedule 13D is being filed by the undersigned, pursuant to §240.13d-1(e), with respect to the Common Stock, par value $0.01 per share, (the “Shares”) of Houghton Mifflin Harcourt Company (the “Issuer”), whose principal executive offices are located at 222 Berkeley Street, Boston, MA 02116.  This Schedule 13D amends and replaces the Schedule 13G filed by the Reporting Persons to report their beneficial ownership of the Shares of the Issuer, as most recently amended by Amendment No. 1, filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 14, 2014.

Item 2.	Identity and Background

(a-c,f) This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i) Anchorage Capital Group, L.L.C. ("Capital Group");
ii) Anchorage Advisors Management, L.L.C. ("Management");
iii) Kevin M. Ulrich ("Mr. Ulrich"); and
iv) Anchorage Capital Master Offshore, Ltd. ("ACMO").

This Schedule 13D relates to Shares (including Shares which may be obtained upon exercise of warrants) held for the accounts of ACMO and Anchorage Illiquid Opportunities Offshore Master III, L.P. (“AIOOM III”), each a Cayman Islands exempted company incorporated with limited liability, as well as PCI Fund LLC (“PCI Fund”), a Delaware limited liability company.  Capital Group, a Delaware limited liability company, is the investment advisor to ACMO, AIOOM III and PCI Fund.  Management, a Delaware limited liability company, is the sole managing member of Capital Group.  Mr. Ulrich, a citizen of Canada, is the Chief Executive Officer of Capital Group and the senior managing member of Management.

The address of the principal business office of each of the Reporting Persons is 610 Broadway, 6th Floor, New York, NY 10012.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The funds used for the purchase of the Shares and warrants to acquire Shares reported herein came from the working capital of ACMO, AIOOM III and PCI Fund.

The Reporting Persons initially acquired Shares and warrants to acquire Shares in connection with the Issuer’s restructuring related to its emergence from bankruptcy on June 22, 2012 (the “Restructuring”).  In connection with the Restructuring, 7,851,213 Shares, on a pre-split basis(3), were acquired for various investment vehicles advised by Capital Group, including ACMO, AIOOM III and PCI Fund, in exchange for an aggregate value of approximately $350 million in then-existing debt.  Also in connection with the Restructuring, warrants to purchase 151,651 Shares, on a pre-split basis(3),  were acquired for various investment vehicles advised by Capital Group, including ACMO, AIOOM III and PCI Fund, in exchange for 11,675,397 shares of then-existing equity.  Additional information on the warrants can be found in the Form of Warrant Certificate, which is included as Exhibit B to this Schedule 13D.

Subsequent to the Restructuring, the Reporting Persons continued to engage in transactions in the Shares, including exercise of warrants.  Additional information on transactions in the Shares once registered under the Section 12(b) of the Act can be found in the Reporting Person’s Form 3 filing made with the SEC on November 13, 2013 and Form 4 filings made with the SEC on November 21, 2013 and June 30, 2015.

(3) On October 22, 2013, the Issuer effected a 2-for-1 stock split.
Page 6 of 11 Pages

Item 4.	Purpose of Transaction

The response to Item 3 of this Schedule 13D is incorporated by reference herein.

The Reporting Persons initially acquired Shares in connection with the Issuer’s Restructuring and acquired additional Shares because they believed the securities were undervalued and represented an attractive investment opportunity.

The Reporting Persons have engaged and may continue to engage in discussions with management, the Issuer's board of directors, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning the Reporting Persons' investment in the Issuer, including, without limitation, matters concerning the business, operations, governance, board composition, director candidates, management, capitalization (including, without limitation, implementing a share buyback program involving open market purchases, private transactions and/or some form of tender offer) and strategic plans of the Issuer.  The Reporting Persons may exchange information with any persons pursuant to appropriate confidentiality or similar agreements or otherwise, work together with any persons pursuant to joint agreements or otherwise, propose changes in the business, operations, governance, board composition, director candidates, management, capitalization (including, without limitation, implementing a share buyback program involving open market purchases, private transactions and/or some form of tender offer) or strategic plans of the Issuer, or propose or engage in one or more other actions set forth under subparagraphs (a)-(j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the financial position and strategic direction, actions taken by management or the board of directors of the Issuer, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, proposing or nominating director candidates to the board of directors of the Issuer, proposing changes in the operations, governance, capitalization (including, without limitation, implementing a share buyback program involving open market purchases, private transactions and/or some form of tender offer), use of capital, financial metrics, capital allocations, corporate structure, including acquisitions or dispositions of the Issuer, purchasing additional, or selling some or all of, their Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect to their investment in the Shares.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Page 7 of 11 Pages

Item 5.	Interest in Securities of the Issuer

(a, b) The aggregate number of Shares and the percentage of total outstanding Shares beneficially owned by the Reporting Persons as of the date hereof is set forth below:

Reporting Person	Number of Shares Beneficially Owned[1]	Percentage of Outstanding Shares
Capital Group	20,511,494[2]	15.2%[4]
Management	20,511,494[2]	15.2%[4]
Mr. Ulrich	20,511,494[2]	15.2%[4]
ACMO	19,746,222[3]	14.7%[5]

1            The beneficial ownership for which each figure is provided in this column is the shared, not sole, power to vote or to direct the vote, and the shared, not sole, power to dispose or to direct the disposition of the Shares.

2.            This amount includes 423,604 Shares that Capital Group, Management and Mr. Ulrich can acquire upon exercise of 211,802 warrants.  The Shares and warrants are held as follows:  (A) 19,330,830 Shares, and 415,392 Shares obtainable upon exercise of 207,696 warrants, held for the account of ACMO; (B) 622,320 Shares, and 8,212 Shares obtainable upon exercise of 4,106 warrants, held for the account of AIOOM III; and (C) 134,740 Shares held for the account of the PCI Fund.

3.            This amount includes 415,392 Shares that ACMO can acquire upon exercise of 207,696 warrants.

4.            Calculation is based upon 134,723,563 Shares outstanding, which is the sum of the 134,299,959 Shares outstanding as of October 30, 2015, as reported by the Issuer in its quarterly report on Form 10-Q filed November 5, 2015, and the 423,604 Shares that Capital Group, Management and Mr. Ulrich can acquire upon exercise of warrants.

5.            Calculation is based upon 134,715,351 Shares outstanding, which is the sum of the 134,299,959 Shares outstanding as of October 30, 2015, as reported by the Issuer in its quarterly report on Form 10-Q filed November 5, 2015, and the 415,391 Shares that ACMO can acquire upon exercise of warrants.

(c) There were no transactions in the Shares by the Reporting Persons in the past sixty days.

(d) See disclosure in Items 2 and 5(a ,b) hereof.  Certain funds identified in Item 2 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, certain of the Shares covered by this statement.

(e) This Item 5(e) is not applicable.

Page 8 of 11 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Item 3 and Item 4 of this Schedule 13D are incorporated by reference herein.

In connection with the Restructuring, on June 22, 2012, ACMO, AIOOM III, PCI Fund and other shareholders entered into an Investor Rights Agreement (the “Investor Rights Agreement”) with the Issuer which contained, among others, provisions granting certain registration rights and provisions related to confidentiality, holdback agreements and the Issuer’s reporting obligations.  This description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such document, which is included as Exhibit C to this Schedule 13D and is incorporated by reference herein.

On May 29, 2015, in connection with the acquisition by the Issuer of certain assets comprising the Educational Technology and Services business of Scholastic Corporation and its wholly-owned subsidiary, Scholastic Inc. (the “Acquisition”), certain CLO investment vehicles to which Capital Group serves as collateral manager and certain other lender parties, acting as lenders, entered into an amended and restated term loan credit agreement (the “Amended Term Loan Credit Agreement”) with the Issuer, certain of its wholly-owned subsidiaries, as borrowers, and Citibank, N.A. as the administrative agent and collateral agent.  Pursuant to the terms of the Amended Term Loan Credit Agreement, the outstanding indebtedness under the existing Superpriority Senior Secured Debtor-In-Possession and Exit Term Loan Credit Agreement dated as of May 22, 2012, as amended, was refinanced, and the Issuer obtained additional financing to consummate the Acquisition.  Specifically, the Amended Term Loan Credit Agreement increased the Issuer’s outstanding term loan credit facility from $178.9 million to $800.0 million.  The Amended Term Loan Credit Agreement matures on May 29, 2021 and the interest rate is based, at the borrowers’ election, on LIBOR (subject to a floor of 1.0%) plus 3.00% or an alternative base rate plus applicable margins.  This description of the Amended Term Loan Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Amended Term Loan Credit Agreement, which is included as Exhibit D to this Schedule 13D and is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement
Exhibit B:	Form of Warrant Certificate (incorporated by reference to Exhibit 4.4 to the amendment to Form S-1 filed by the Issuer on October 4, 2013)
Exhibit C:	Investor Rights Agreement (incorporated by reference to Exhibit 4.1 to the amendment to Form S-1 filed by the Issuer on September 13, 2013)
Exhibit D:	Amended Term Loan Credit Agreement (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K filed by the Issuer on May 29, 2015)
Page 9 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANCHORAGE CAPITAL GROUP, L.L.C.

By:  /s/ Kevin M. Ulrich
Name:  Kevin M. Ulrich
Title:    Chief Executive Officer

ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

By:  /s/ Kevin M. Ulrich
Name:  Kevin M. Ulrich
Title:    Senior Managing Member

ANCHORAGE CAPITAL MASTER OFFSHORE, LTD.

By:  /s/ Natalie Birrell
Name:  Natalie Birrell
Title:    Director

KEVIN M. ULRICH

/s/ Kevin M. Ulrich

November 24, 2015
Page 10 of 11 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Houghton Mifflin Harcourt Company, dated as of November 24, 2015 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

ANCHORAGE CAPITAL GROUP, L.L.C.

By:  /s/ Kevin M. Ulrich
Name:  Kevin M. Ulrich
Title:    Chief Executive Officer

ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

By:  /s/ Kevin M. Ulrich
Name:  Kevin M. Ulrich
Title:    Senior Managing Member

ANCHORAGE CAPITAL MASTER OFFSHORE, LTD.

By:  /s/ Natalie Birrell
Name:  Natalie Birrell
Title:    Director

KEVIN M. ULRICH

/s/ Kevin M. Ulrich

November 24, 2015

Page 11 of 11 Pages